

November 3, 2010

Mr. Cesar Ribeiro
Chief Financial Officer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, NJ 07052

> **Re:** **Lincoln Educational Services Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Definitive Proxy Statement**
> **Filed March 24, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 0-51371**

Dear Mr. Ribeiro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Accreditation, page 10

1. We note that your response letter dated October 27, 2010 inadvertently omitted your response to prior comment 2. Please confirm that you will expand your table listing accreditation for your schools to specify which schools are regionally or nationally accredited in future filings. Discuss the benefits and disadvantages of either accreditation (e.g. eligibility to participate in federal financial aid programs, transferability of credits to other institutions, etc.).

Management's Discussion and Analysis…, page 41

2. We note your response to comment 7 in your letter dated October 27, 2010. However it is not clear from your response why you believe that increases in tuition will not result in larger gaps between tuition costs and the amount of financing available to a student from sources other than the company. In addition, if your number of students continues to increase, tell us whether this may likely result in increases in your loan commitments based upon past experience with student financing. Please explain these figures by comparing percentage of starts receiving extended credit to percentage increase in tuition across time for fiscal years 2008 and 2009. Additionally, in future filings please disclose the difficulty in predicting bad debt expense as a result of prevailing uncertainty in the economy.

Compensation Discussion and Analysis, page 12

Base Salary, page 13

3. We note your response to comment 9 in your letter dated October 27, 2010. We note that you did not target a specific comparative compensation level for 2009 but it is not clear how this information was utilized by the compensation committee. Please advise.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

Cc: Via facsimile to (973) 766-9130